UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER

000-53548

CUSIP NUMBER

399818103

(Check One):

[ ] Form 10-K [ ] Form  20-F  [ ] Form  11-K  [X] Form  10-Q [ ] Form  10-D [  ] Form N-SAR [  ]Form N-CSR

For Period Ended:         September 30, 2019

[  ]  Transition  Report on Form  10-K

[  ]  Transition  Report  on Form  20-F

[  ]  Transition  Report on Form 11-K

[  ]  Transition  Report  on  Form  10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Grow Capital, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2485 Village View Drive, Suite 180,

Address of Principal Executive Office (Street and Number)

Henderson, NV 89074

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

We are filing this extension in order to provide more time for a final review of our interim financial statements and the notes to those statements by our independent registered public accounting firm.

Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.

Jonathan Bonnette	702	830-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes [  ] No

For the three months ended September 30, 2019, the Company recorded $512,363 in gross revenues compared to Nil in the proper comparative quarter, directly as a result of the acquisition of Bombshell Technologies and the impact of certain discontinued operations relative to assets held for sale. Further the Company recorded $313,513 as costs of goods sold in the current three-month period, as compared to Nil in the prior comparative period. Operating expenses totaled $949,190 in the current three months as compared to $265,605 in the prior comparative three months ended September 30, 2018.  Net losses for the three months ended September 30, 2019 and 2018 totaled $616,260 and $265,445, respectively.

Grow Capital, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2019	By:	/s/ Jonathan Bonnette
	Name: Title:	Jonathan Bonnette Chief Executive Officer